Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2006 Stock Incentive Plan, 2013 Stock Incentive Plan and 2013 Employee Stock Purchase Plan of Tandem Diabetes Care, Inc. of our report dated August 9, 2013 except for the effects on the financial statements of the restatement described in Note 2, as to which the date is September 30, 2013, and except for the retroactive effect of the one for 1.6756 reverse stock split as described in paragraph 6 of Note 1, as to which the date is November 8, 2013, with respect to the financial statements of Tandem Diabetes Care, Inc. included in its Registration Statement (Form S-1 No. 333-191601), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

November 18, 2013